SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                        National Equipment Service, Inc.
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   635847 10 6
                                   -----------
                                 (CUSIP Number)


                                  June 18, 1999
                                  -------------

             (Date of Event Which Requires Filing of the Statement)

        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

               [ ] Rule 13d-1(b)
               [X] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 635847 10 6                                          Page 2 of 5 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Co-Investment Partners, L.P.
        13 3970942
--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)   [ ]
                                                                       (b)   [x]
--------------------------------------------------------------------------------
3)      SEC USE ONLY
--------------------------------------------------------------------------------
4)      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         5)    SOLE VOTING POWER

        NUMBER                 1,923,077
                         -------------------------------------------------------
        OF               6)    SHARED VOTING POWER
        SHARES
        BENEFICIALLY            0
                         -------------------------------------------------------
        OWNED BY         7)    SOLE DISPOSITIVE POWER
        EACH
        REPORTING               1,923,077
                         -------------------------------------------------------
        PERSON           8)    SHARED DISPOSITIVE POWER
        WITH
                               0
--------------------------------------------------------------------------------
9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,923,077
--------------------------------------------------------------------------------
10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.4%
--------------------------------------------------------------------------------
12)     TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------


                                Page 2 of 5 Pages

                                  Schedule 13G
                                  ------------

Item 1(a).     Name of Issuer:

        National Equipment Services, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

        1800 Sherman Avenue, Evanston, Illinois 60201

Item 2(a).     Name of Person Filing:

        Co-Investment Partners, L.P.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

        660 Madison Avenue, New York, New York 10021

Item 2(c).     Citizenship:

        Delaware.

Item 2(d).     Title of Class of Securities:

        Senior Redeemable Convertible Preferred Stock, Series A, par value $.01 per share, which is convertible into Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number:

           635847 10 6

Item 3.

           This statement is filed pursuant to Rule 13d-1(c).  [x]

Item 4.    Ownership.

           (a) Amount beneficially owned:

                  1,923,077

           (b) Percent of class:

               7.4%



                                Page 3 of 5 Pages

           (c) Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote:

                    1,923,077

               (ii) Shared power to vote or to direct the vote:

                   None.


               (iii) Sole power to dispose or to direct the disposition of:

                   1,923,077

               (iv) Shared power to dispose or to direct the disposition of:

                   None.


Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 4 of 5 Pages

                                   SIGNATURES
                                   ----------


           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   June 23, 1999



                                      CO-INVESTMENT PARTNERS, L.P.

                                      By: CIP Partners, LLC, its General Partner


                                      By:   /s/ Walter M. Cain
                                            -----------------------------------
                                            Name:  Walter M. Cain
                                            Title: Individual Managing Member



                                Page 5 of 5 Pages